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                                                                      EXHIBIT 99


Editorial Contact:
Chris McCarthy
Public Relations Director
CommTouch Software, Inc.
408/845-9903-408/839-5665
cmc@commtouch.com

COMMTOUCH AND MICROSOFT ENTER INTO DISTRIBUTION AND SERVICE AGREEMENT

COMMTOUCH TO PROVIDE BRANDED EMAIL FOR SELECTED MSN PARTNERS AND INTERNATIONAL MARKETS; MSN MESSENGER AND MICROSOFT PASSPORT TO BE OFFERED TO COMMTOUCH CUSTOMERS

Santa Clara, CA (October 27, 1999) Commtouch Software Inc. (Nasdaq: CTCH), a leading global provider of outsourced email for businesses and consumers, has signed an agreement with Microsoft Corporation (Nasdaq: MSFT). Microsoft will utilize the Commtouch Custom Mail(TM) service to provide private label web-based email solutions for select MSN partners and international markets. In addition, Commtouch will provide MSN Messenger Service and Microsoft Passport to its customers while building upon its Windows NT expertise by supporting future MSN messaging technologies.

The Commtouch Custom Mail solution, built on the Windows NT platform and other Microsoft technologies, will provide reliable and scalable communication services to key MSN partners and international markets. "The selection of Commtouch as the outsource email provider to select MSN partners and international markets underscores Commtouch's leadership position as the provider of choice to the largest and most sophisticated online companies around the world," said Gideon Mantel, Commtouch CEO. "We are looking forward to further enhancing our relationship with Microsoft by integrating other state-of-the-art Microsoft products like MSN Messenger Service and Microsoft Passport and providing these services to our network of users." In connection with the agreement, Commtouch Software Ltd. has granted Microsoft a warrant, exercisable until December 29, 1999, to purchase 707,964 of Commtouch's Ordinary Shares at an exercise price of $28.25 per share for an aggregate exercise price of $20,000,000.

About CommTouch

Commtouch (Nasdaq: CTCH) is a leading provider of outsourced email and messaging services for corporations and consumers worldwide. Commtouch provides its customers a truly comprehensive turnkey email service, together with options for premium communications services and direct marketing opportunities. Additional Company information may be obtained by visiting www.commtouch.com.

(c) 1999 CommTouch Software, Ltd. All rights reserved.
CommTouch is a registered trademark of CommTouch Software, Ltd.
Terms and product names in this document may be trademarks of others.